CORPORATE OFFICE :PLOT NO.90 SECTOR-32, GURGAON-122001 (HARYANA), INDIA
PHONE:91-124-4135000 FAX :91-124-4106490
E-mail: secretarial@ranbaxy.com

RECEIVED
2008 NOV 19 P 12:

SEC:SE
3rd November, 2008

BY AIR MAIL

[redacted]

08005928

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International, Corporation Finance,
450, Fifth Street, N.W.
WASHINGTON, D.C.20549

SUPPL

Dear Sir,

SUB: i) **Listing Application**
ii) **Form No.2-Return of Allotment**

RE: **123g3-2(b) EXEMPTION-FILE 82-3821**

Enclosed please find the copies of the following documents:

S.No.	Listing Application / Form No.2 /Annual Return	Particulars
1.	Listing Application	Filed with Stock Exchanges for Listing of 41,902 Equity Shares of Rs.5/-each allotted on 13.10.2008 under Employees Stock Option Scheme.
2.	Form No.2-Return of Allotment	Filed with Registrar of Companies-41,902 Equity Shares of Rs.5/- each allotted on 13.10.2008 under Employees Stock Option Scheme.
3.	Listing Application	Filed with Stock Exchanges for Listing of 46,258,063 Equity Shares of Rs.5/-each allotted on 20.10.2008 on Preferential basis.
4.	Form No.2-Return of Allotment	Filed with Registrar of Companies-46,258,063 Equity Shares of Rs.5/- each allotted on 20.10.2008 on Preferential basis to Daiichi Sankyo Company Limited, Japan.

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

PROCESSED
NOV 20 2008
THOMSON REUTERS

Encl: As above

11/19

Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues)

1. Name of Company	**RANBAXY LABORATORIES LTD**
2. New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3. New Issue- (a) Date cf Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 13.10.2008 41,902 Equity Shares of Rs.5/ each As per statement attached.
4. New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5. New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Public subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and their (d) nominees (iv) Number of shares allotted to- (a) Public other than directors	NOT APPLICABLE

And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to- (a) Public other than Directors and underwriters of their Nominees.	NOT APPLICABLE

(b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state- (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

FOR RANBAXY LABORATORIES LTD

(S.K. PATAWARI)
COMPANY SECRETARY

Date: October 15, 2008

(a) Offer price per share :

(i) **41,902 Equity Shares** :

a) Rs. 336.50 per share

5926 Equity Shares (inclusive of 2222 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) Rs. 297.50 per share

11512 Equity Shares (inclusive of 4316 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) Rs. 372.50 per share

14484 Equity Shares (inclusive of 5430 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

d) Rs. 283.50 per share

8810 Equity Shares

e) Rs. 392.00 per share

900 Equity Shares

f) Rs. 430.00 per share

270 Equity Shares

41902

RANBAXY LABORATORIES LIMITED GURGAON

FORM 2

Return of allotment

[Pursuant to section 75(1) of the Companies Act, 1956]

RECEIVED
2008 NOV 19 P 12: 38

Note - All fields marked in * are to be mandatorily filled.

1(a).* Corporate identity number (CIN) of company: L24231PB1961PLC003747 | Pre - Fill

(b). Global location number (GLN) of company:

2(a). Name of the company: RANBAXY LABORATORIES LTD

(b). Address of the registered office of the company:
A-11, INDUSTRIAL AREA,SAS NAGAR, MOHALI, ROPAR
Punjab
INDIA
160055

3. *Date of allotment: 13/10/2008 (DD/MM/YYYY)

4.Shares allotted payable in cash

Class of shares ☐ Preference ☒ Equity

Class of Shares		Preference	Equity
Number of shares allotted			41,902
Nominal amount per share	(in Rs.)		5.00
Total nominal amount	(in Rs.)		209,510
Amount paid per share on application	(in Rs.)		5.00
Total amount paid on application	(in Rs.)		209,510
Amount due and payable per share on allotment (excluding premium)	(in Rs.)		0.00
Total amount paid on allotment (excluding premium)	(in Rs.)		0.00
Premium amount per share due and payable (if any)	(in Rs.)		227.10
Total premium amount due and payable (if any)	(in Rs.)		9,515,906
Premium amount paid per share (if any)	(in Rs.)		227.10
Total premium amount paid (if any)	(in Rs.)		9,515,906
Amount of discount per share (if any)	(in Rs.)		0.00
Total discount amount (if any)	(in Rs.)		0.00

5. Shares allotted for consideration otherwise than in cash

Class of shares ☐ Preference ☐ Equity

Class of Shares		Preference	Equity
Number of shares allotted			
Nominal amount per share	(in Rs.)		
Amount to be treated as paid-up on each share	(in Rs.)		
The consideration for which such shares have been allotted			
(a).Property and assets acquired	Description		
	Amount (in Rs.)		
(b).Goodwill	Description		
	Amount (in Rs.)		
(c). Services (give nature of services)	Description		
	Amount (in Rs.)		
(d) Other items (to be specified)	Description		
	Amount (in Rs.)		

6. Bonus shares issued

(a) Number of bonus shares: 0

(b) Nominal amount per share (in Rs.)

(c) Amount to be treated as paid-up per share (in Rs.)

7(a). Total nominal value of equity shares issued including the present allotment (in Rs.) | 1,870,558,450.00

(b). Total nominal value of preference shares issued including the present allotment (in Rs.) | 0.00

8 (a). Date of passing the special resolution authorising issue under section 81 | 29/06/2000 | (DD/MM/YYYY)

(b). Service request number (SRN) of Form 23

Attachments

1. Copy of the resolution authorising the issue of bonus shares — Attach
2. *List of allottees — Attach
3. Copy of the resolution for the issue of shares at a discount with a copy of the order of the Central Government — Attach
4. Copy of the contract, if any, for allotment of shares for consideration otherwise than in cash — Attach
5. Optional attachment(s) - if any — Attach

List of attachments

- AGM-2005.pdf
- AGM Res.2003.pdf
- AGM-RES-2000.pdf
- list of ESOP.pdf
- ESOP-Resolution.pdf
- ROC letter.pdf

Remove attachment

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated 19/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

CERTIFICATE

It is hereby certified that I have verified the above particulars from the books of account and records of M/s RANBAXY LABORATORIES LTD and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

Modify | Check Form | Prescrutiny | Submit

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer | Submit to BO

FORM 2

[Pursuant to section 75(1) of the Companies Act, 1956]

Return of allotment

2008 NOV 19 P 12: 38

Note - All fields marked in * are to be mandatorily filled.

1(a).* Corporate identity number (CIN) of company: L24231PB1961PLC003747 | Pre - Fill

(b). Global location number (GLN) of company:

2(a). Name of the company: RANBAXY LABORATORIES LTD

(b). Address of the registered office of the company:
A-11, INDUSTRIAL AREA,SAS NAGAR, MOHALI, ROPAR
Punjab
INDIA
160055

3. *Date of allotment: 20/10/2008 (DD/MM/YYYY)

4.Shares allotted payable in cash

Class of shares ☐ Preference ☒ Equity

Class of Shares		Preference	Equity
Number of shares allotted			46,258,063
Nominal amount per share	(in Rs.)		5.00
Total nominal amount	(in Rs.)		231,290,315
Amount paid per share on application	(in Rs.)		5.00
Total amount paid on application	(in Rs.)		231,290,315
Amount due and payable per share on allotment (excluding premium)	(in Rs.)		0.00
Total amount paid on allotment (excluding premium)	(in Rs.)		0.00
Premium amount per share due and payable (if any)	(in Rs.)		732.00
Total premium amount due and payable (if any)	(in Rs.)		33,860,902,116
Premium amount paid per share (if any)	(in Rs.)		732.00
Total premium amount paid (if any)	(in Rs.)		33,860,902,116
Amount of discount per share (if any)	(in Rs.)		0.00
Total discount amount (if any)	(in Rs.)		0.00

5. Shares allotted for consideration otherwise than in cash

Class of shares ☐ Preference ☐ Equity

Class of Shares		Preference	Equity
Number of shares allotted			
Nominal amount per share	(in Rs.)		
Amount to be treated as paid-up on each share	(in Rs.)		
The consideration for which such shares have been allotted			
(a).Property and assets acquired	Description		
	Amount (in Rs.)		
(b).Goodwill	Description		
	Amount (in Rs.)		
(c). Services (give nature of services)	Description		
	Amount (in Rs.)		
(d) Other items (to be specified)	Description		
	Amount (in Rs.)		

6. Bonus shares issued

(a) Number of bonus shares: 0

(b) Nominal amount per share (in Rs.):

(c) Amount to be treated as paid-up per share (in Rs.):

7(a). Total nominal value of equity shares issued including the present allotment (in Rs.) 2,101,848,765.00

(b). Total nominal value of preference shares issued including the present allotment (in Rs.) 0.00

8 (a). Date of passing the special resolution authorising issue under section 81 15/07/2008 (DD/MM/YYYY)

(b). Service request number (SRN) of Form 23 A42717009

Attachments

1. Copy of the resolution authorising the issue of bonus shares [Attach]
2. *List of allottees [Attach]
3. Copy of the resolution for the issue of shares at a discount with a copy of the order of the Central Government [Attach]
4. Copy of the contract, if any, for allotment of shares for consideration otherwise than in cash [Attach]
5. Optional attachment(s) - if any [Attach]

List of attachments

- Resolutions-RLL-EGM.pdf
- List of allottee.pdf
- Resolution- preferential.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.
I have been authorised by the board of directors' resolution dated 19/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company

CERTIFICATE

It is hereby certified that I have verified the above particulars from the books of account and records of M/s RANBAXY LABORATORIES LTD and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

Annexure-III

LETTER OF APPLICATION

(By Listed Companies For New Original Or Further Issues)

From : RANBAXY LABORATORIES LTD.
PLOT NO. 90, SECTOR-32,
<u>GURGAON – 122 001 (HARYANA)</u>

Date: October 30, 2008

To,

The Dy. General Manager (Listing),
Bombay Stock Exchange Limited,
Corporate Relationship Department,
1st Floor, New Trading Ring, Rotunda Building,
P.J. Towers, Dalal Street, Fort,
<u>Mumbai - 400001</u>

Dear Sir/Madam,

In conformity with the listing requirements of the Stock Exchange, we hereby apply for admission of the following securities of the Company to dealings on the Exchange:

"46,258,063 fully paid up equity shares of Rs. 5/- each of the Company, on preferential <u>basis to Daiichi Sankyo Company Limited at a premium of Rs. 732 per share</u>"

The securities ~~are not~~/are identical * in all respect and ~~are not~~/are indentical * in all respects with the existing securities admitted to dealing on the Exchange.

The securities will become identical with the existing securities admitted to dealing on the Exchange in all respects on ______________________________ and the documents of title will be enfaced with a note to this effect. N.A.

÷ The securities mentioned at (   ) above are proposed to be issued by Prospectus/Offer for Sale/Circular (conversion, exchange, rights, open offer, capitalisation of reserves)/Placing, full particulars of which are given in the statement sent herewith (together with the resons for the procedure when a placing is intended). N.A.

÷ It is intended to make an Offer for Sale/a Placing of the securities mentioned at (   ) above which have been already issued. We enclose a statement giving full particulars of when how and to whom the securities were issued and full details of the proposed Offer for Sale/Placing (together with the reasons for the procedure when a Placing is intended.) N.A.

We undertake to send ÷ the listing Application and the Distribution Schedules, duly completed. We also forward the documents (or drafts thereof) as per list attached and undertake to furnish such additional information and documents as may be required. N.A.

"We further undertake to submit to the Exchange a copy of the Acknowledgement Card or letter indicating the observation on draft prospectus/letter of offer/offer document by SEBI: and a certificate from a Merchant Banker acting as a lead manager to the issue reporting positive compliance by our company of the requirements on disclosure and investor protection issued by SEBI. N.A.

RANBAXY LABORATORIES LIMITED
GURGAON

We understand that in the event of our failure to submit the above documents or withdrawal of Acknowledgement Card by SEBI, we shall be liable to refund the subscription money to the investors immediately".

We undertake to be bound by all requirements, terms and provisions and conditions including condition relating to payment of security deposit as contained in the Rules, Bye-Laws and Regulations of your Exchange.

Yours Faithfully,
For RANBAXY LABORATORIES LTD

(S.K. PATAWARI)
COMPANY SECRETARY

÷ Please enumerate separately shares which are not identical in all respects.
Shares are identical in all respects only if-
(1) they are of the same nominal value and the same amount per share has been called up;
(2) they are entitled to dividend at the same rate and for the same period, so that at the next ensuing distribution the dividend payable on each share will amount to exactly the sum net and gross; and
(3) they carry the same rights in all other respects.

LIST OF SUPPORTING DOCUMENTS TO BE FIELD WITH THE LISTING APPLICATION

(please check the squre against documents forward with the application)

1. Copies of the following relative to the new issue-

❑ (a) Prospectus
❑ (b) Statements in lieu of Prospectus
❑ (c) offer for Sale
❑ (d) Circular offering the new issue for subscription.
❑ (e) Advertisement offering the new issue for subscription.
❑ (f) Acknowledgement card or letter indicating the observation on draft prospectus/letter of offer by Securities and Exchange Board of India.
❑ (g) Certificate from a merchant banker acting as a lead manager to the issue reporting positive compliance by there company of requirements on disclosure and investors Protection issued by the Securities and Exchange Board of India.

❑ 2. Copy of every letter,report,Balance Sheet,Valuation,Contract,Agreement,Court order or other documents relative to the new issue.

❑ 3.

❑ 4 Certified copy of the following relative to the new issue.
❑ (a)Underwriting Agreements
❑ (b) Sub-underwriting Agreements
❑ (c) Sub-unerwriting Letters together with a statement containing the names,addresses and description of the sub-underwriters and the amounts sub-underwriten by each of them.
❑ (d) Brokerage Aggrements
❑ (e) Letters of Appointment of Offical Brokers and sub brokers together with a statement of the terms and conditions of appointment.

❑ 5 Specimens (cancelled and marked as such) of the following relative to the new issue-
❑ (a) Share certificate
❑ (b) debenture Certificates

❑ 6 Specimens (if any) of the following relative to the new issue-
❑ (a) Letters of Allotment
❑ (b) Letter of Acceptance
❑ (c) Letter of Renunciation

Note: The above list indicates documents ordinarily required in support of a listing application.

In special circumstances, additional documents may be required.

RANBAXY LABORATORIES LIMITED GURGAON

LISTING APPLICATION

(By Listed Companies For New Issues)

1.	NAME OF COMPANY	RANBAXY LABORATORIES LTD.
2.	**NEW ISSUE OF CAPITAL-BONUS SHARES**	Not Applicable
(a)	Date of issue	
(b)	Number of Shares	
(c)	Proportion in which bonus issue alloted to shareholders	
3.	**NEW ISSUE OF CAPITAL-SHARES**	
(a)	Date of issue	20.10.2008
(b)	Number of shares	46,258,063 Equity Shares of Rs. 5/- each
(c)	Issue Price	Rs. 737 per share
(d)	Proportion in which right shares offered against existing shares	-
(e)	Number of right shares alloted to shareholders or their nominees	-
4.	**NEW ISSUE OF CAPITAL-ADDITIONAL SHARES**	Not Applicable
(a)	Number of additional shares applied for by shareholders over and above Entitled Shares.	
(b)	Number of additional shares alloted to shareholders	
(c)	Basic of allotment	
5.	**NEW ISSUE OF CAPITAL-RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS**	Not Applicable
(a)	State whether Prospectus or Statement in lieu of Prospectus filed with the Registar	
(b)	Issue Price	
(c)	Shares offered by the Company for public subscription:	
(1)	Number of shares offered	
(2)	Dates from and upto which list kept open for public subscription	
(3)	Number of shares applied for by-	
(A)	Public other than directors and underwriters or their nominees.	
(B)	Directors	
(C)	Underwiters and Nominees	
(4)	Number of shares alloted to	
(A)	Public other than directors and underwriters or their nominees.	
(B)	Directors	
(C)	Underwriters and Nominees	
(5)	Largest number of shares applied for and alloted to any applicant.	
(6)	Basic of allotment	
(d)	**Shares not offered by the Company for public subscription:**	
(1)	Number of shares not offered	
(2)	Placing-Number	
(A)	Retained by Company's underwriters and oficial brokers	
(B)	Placed with client of Company's and official brokers	
(C)	Placed with market	
(3)	Alloted with a view ro offer for sale	
(4)	Otherwise alloted (please give detailed particulars)	
(e)	Particilars of any commissions,brokerage,discount or other special terms granted to any person in connection with the issue.	
(f)	Reasons for not issuing shares to shareholders	

RANBAXY LABORATORIES LIMITED
GURGAON

6.	**OFFER FOR SALE OF SHARES OTHERWISE THAN BY THE COMPANY**	Not Applicable
(a)	State whether Prospectus or Statement in lieu of Prospectus filed with the Registar	
(b)	Price at which shares offered for sale	
(c)	Shares offered for sale to public:	
(1)	Number of shares offered	
(2)	Dates from and upto which list kept open for public subscription	
(3)	Number of shares applied for by-	
(A)	Public other than directors and underwriters or their nominees	
(B)	Directors	
(C)	Underwriters and Nominees	
(4)	Number of shares allocated to-	
(A)	Public other than directors and underwriters or their nominees	
(B)	Directors	
(C)	Underwriters and Nominees	
(5)	Largest number of shares applied for and alloted to any applicant.	
(6)	Basic of allocation	
(d)	**Shares not offered by the company for public subscription:**	
(1)	Number of shares not offered	
(2)	Number alloted to directors	
(3)	Placing-Number	
(A)	Retained by underwriters and official brokers	
(B)	Placed with client of offeror's underwriters and official brokers	
(C)	Placed with market	
(e)	Particulars of any commission,brokerage,discount or other special terms granted to any person in connection with the issue	
(f)	When shares of any offered at a premium which has not accured to the Company,state-	
(1)	Reasons thereof	
(2)	To whom the premium has accured	
(3)	Amount of such premium Rs.	-
7.	**REGISTRATION OF TRANSFERS**	
	Date on and from which Company's Transfer Books are or will open for registering transfers of new shares	From the date of allotment

Yours Faithfully,
For RANBAXY LABORATORIES LTD

RANBAXY LABORATORIES LIMITED GURGAON

(S.K. PATAWARI)
COMPANY SECRETARY

Date: October 30, 2008

END